

10035393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1707 N. Randall Road
(No. and Street)

Elgin	IL	60123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Debnar — 847-930-7872
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state lasts, first, middle name*)

1901 6th Avenue North, Suite 1600	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Larry Debnar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public


OFFICIAL SEAL
JASON PUGSLEY
Notary Public - State of Illinois
My Commission Expires Aug 5, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage Services, Inc.
(a wholly owned subsidiary of Protective Life Insurance Company)
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors and Stockholder of
Investors Brokerage Services, Inc.

In our opinion, the accompanying statement of financial condition and related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Investors Brokerage Services, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Insurance Company, at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2010

Investors Brokerage Services, Inc.
(a wholly owned subsidiary of Protective Life Insurance Company)
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 172,578
Due from affiliates	14,225
State income tax receivable	517
Other assets	194
Total assets	$ 187,514
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and other liabilities	$ 31,167
Due to affiliates	5,041
Total liabilities	36,208
Stockholder's equity	
Common stock, $5 par value; 2,000 shares authorized, 1,369 shares issued and outstanding	6,845
Additional paid-in capital	140,297
Retained earnings	4,164
Total stockholder's equity	151,306
Total liabilities and stockholder's equity	$ 187,514

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.
(a wholly owned subsidiary of Protective Life Insurance Company)
Statement of Operations
Year Ended December 31, 2009

Revenues	
Commissions	$ 6,454,561
Underwriting fee	120,000
Interest income	1,688
Total revenues	6,576,249
Expenses	
Commissions	6,454,561
General and administrative	94,717
Licenses and fees	11,813
Total expenses	6,561,091
Income before provision for income tax expense	15,158
Provision for income tax expense	5,489
Net income	$ 9,669

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.
(a wholly owned subsidiary of Protective Life Insurance Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2009	1,369	$ 6,845	$ 781,993	$ 52,799	$ 841,637
Net income	-	-	-	9,669	9,669
Dividends	-	-	(641,696)	(58,304)	(700,000)
Balance at December 31, 2009	1,369	$ 6,845	$ 140,297	$ 4,164	$ 151,306

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.
(a wholly owned subsidiary of Protective Life Insurance Company)
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities		
Net income	$	9,669
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Due to/from affiliates, net		(21,186)
State income tax receivable/payable, net		(2,403)
Other assets		90
Accounts payable and other liabilities		(1,331)
Net cash used in operating activities		(15,161)
Cash flows from financing activities		
Dividends to parent		(700,000)
Net cash used in financing activities		(700,000)
Net decrease in cash and cash equivalents		(715,161)
Cash and cash equivalents		
Beginning of year		887,739
End of year	$	172,578
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	14,851

The accompanying notes are an integral part of the financial statements.

1. Nature of Business

Investors Brokerage Services, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Insurance Company ("PLICO"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company currently acts primarily as the underwriter of PLICO and Kemper Investors Life Insurance Company ("KILICO") variable annuity products. The Company does not engage in retail sales of securities.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include investments in money market funds and are considered highly liquid instruments. The carrying amounts reported in the statement of financial condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

Recognition of Commission Revenue and Expense
Commission revenue and commission expense are recorded on a trade date basis for trades executed through the Company.

Interest Income
Interest income was primarily generated through interest earned on a money market fund and was accounted for on the accrual method.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of Protective Life Corporation ("PLC"). The Company utilizes the asset and liability method in accordance with the ASC Income Taxes Topic. Under a tax allocation agreement, PLC allocates current and deferred taxes to each member as if it were a separate taxpayer.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. The account balances do not exceed federally insured depository limits. The Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

3. Income Taxes

There were no temporary differences at December 31, 2009 and therefore, no resulting deferred tax assets or liabilities. The income tax expense for the year ended December 31, 2009 was as follows:

Federal		
Current	$	4,734
State		
Current		755
	$	5,489

The actual income tax expense for 2009 differed from the expected tax expense primarily due to state taxes as displayed below. Expected tax expense was computed by multiplying the U.S. federal income tax rate of 35% to income before income tax expense.

Computed expected tax expense	$	5,305
Differences between expected and actual tax		
State tax, net of federal benefit		491
Other		(307)
Total actual tax expense	$	5,489

Included in the "due to affiliates" on the accompanying financial statements are the current income taxes payable of $5,041 at December 31, 2009.

Using the information available as of December 31, 2009, the Company believes that in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the tax years that began before 2005.

4. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1"), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, (as defined) and requires that the ratio of aggregate indebtedness, (as defined) to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $133,303 which was $128,303 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.27 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of Rule 15c3-3 as the Company does not hold customer funds nor safekeep customer securities.

5. Related Party Transactions

The Company entered into a Management and Administrative Services Agreement with PLICO in which certain services would be provided on behalf of the Company. These services include payment of the Company's payroll costs, occupancy costs, equipment rentals and communications costs, as well as various other operating expenses. The Company incurred approximately $63,550

of expense related to these services during the year ended December 31, 2009. These amounts are included in general and administrative expenses on the statement of operations.

The Company entered into a Legal Services Agreement with PLICO in which PLICO shall provide, at its own expense, all reasonably necessary legal services to the Company including, but not limited to, general corporate legal work and legal work related to regulatory matters.

The Company amended its Distribution Agreement with PLICO effective September 19, 2006 so that the Company would be compensated for its services as underwriter of their variable annuity products. The Company recognized $120,000 of revenue related to this service during the year ended December 31, 2009.

Amounts due to/from affiliates, as disclosed on the statement of financial condition, arise from these transactions as well as income taxes payable under the tax allocation agreement with PLC.

The Company earned $2,133,688 of its commission revenues from affiliated life insurance companies during the year ended December 31, 2009.

Dividends of $700,000 were paid during the year ended December 31, 2009, of which $641,696 was a return of capital.

6. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7. Subsequent Events

The Company has evaluated events subsequent to December 31, 2009, and through the financial statement issuance date of February 26, 2010. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

Investors Brokerage Services, Inc.
(a wholly owned subsidiary of Protective Life Insurance Company)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009 — Schedule I

Net Capital	
Total stockholder's equity	$ 151,306
Deductions and/or charges	
Nonallowable assets	
Other assets	14,936
Total deductions and/or charges	14,936
Net capital before haircuts	136,370
Haircuts on securities positions	3,067
Net capital	$ 133,303
Aggregate Indebtedness	$ 36,208
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital (net capital, less net capital requirement)	$ 128,303
Ratio of aggregate indebtedness to net capital	0.27 to 1

There were no material differences between above computation of net capital pursuant to Rule 15c3-1 and that filed with the company's unaudited December 31, 2009 Focus Report.

Investors Brokerage Services, Inc.
(a wholly owned subsidiary of Protective Life Insurance Company)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2009 **Schedule II**

Exemption Under Section (k)(2)(i) Has Been Claimed
The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph (k)(2)(i). Investors Brokerage Services, Inc. does not hold customer funds nor safekeep customer securities.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors on
Internal Control Required Pursuant to SEC Rule 17a-5

To the Board of Directors and Management of
Investors Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of Investors Brokerage Services, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Insurance Company, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

Investors Brokerage Services, Inc.

(a wholly owned subsidiary of
Protective Life Insurance Company)
Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
December 31, 2009